Exhibit 99.6

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Pacific Therapeutics Ltd. (the “Issuer”)
500-666 Burrard Street
Vancouver, BC V6C3P6

Item 2:	Date of Material Change

March 11, 2016

Item 3:	News Release

A news release was issued and disseminated on March 9, 2016 and filed on SEDAR (www.sedar.com). A copy of the news release is attached as Schedule “A” hereto.

Item 4:	Summary of Material Change

The Issuer announced that it will consolidate its issued and outstanding shares on the basis of one (new) post consolidation share for each thirty (old) pre-consolidation shares (the “Consolidation”). The shares will commence trading on a consolidated basis on March 11, 2016 under the same symbol, “PT”. The record date for the share consolidation is 15, 2016. The Company currently has 41,096,825 common shares issued and outstanding. Following the Consolidation, it is anticipated that the Company will have approximately 1,369,894 common shares issued and outstanding. Following the Consolidation, the Issuer’s CUSIP will be “695000208”.

Item 5.1: Full Description of Material Change

See Schedule “A” as attached.

Item 5.2:	Disclosure for Restructuring Transactions

Not Applicable.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this report:

Robert Horsley - Director
rnpshorsley@gmail.com
(604) 559-8051

Item 9:	Date of Report

March 11, 2016

Schedule “A”

PACIFIC THERAPEUTICS LTD. ANNOUNCES CONSOLIDATION

VANCOUVER, BC, Canada – March 9, 2016 – Pacific Therapeutics Ltd. (CSE: PT) (OTC: PCFTF) (Frankfurt: 1P3) (the “Company”) announces that it intends to consolidate its issued and outstanding common shares on the basis of one (new) post consolidation share for each thirty (old) pre-consolidation shares (the “Consolidation”). The common shares will commence trading on a consolidated basis on March 11, 2016. The record date for the Consolidation is March 15, 2016.

The Company currently has 41,096,825 common shares issued and outstanding. Following the Consolidation, it is anticipated that the Company will have approximately 1,369,894 common shares issued and outstanding, and continue to trade on the Canadian Securities Exchange under the existing symbol “PT”.

The exercise or conversion price and the number of common shares issuable under any of the Company's outstanding stock options and any outstanding share purchase warrants will be proportionately adjusted to reflect the Consolidation in accordance with their respective terms thereof. No fractional common shares will be issued pursuant to the Consolidation, and any fractional common shares that would otherwise be issued will be rounded down to the nearest whole number.

About Pacific Therapeutics Ltd.
Pacific Therapeutics Ltd. is a clinical stage specialty pharmaceutical company focused on the repurposing and reformulation of existing approved drugs for large markets.

For further information, please contact:
Robert Horsley - Director
rnpshorsley@gmail.com
(604) 559-8051

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize, including the Consolidation. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.